Exhibit (a)(5)(BB)

PRESS RELEASE

ALIMENTATION COUCHE-TARD ANNOUNCES EXPIRATION OF ITS TENDER OFFER TO

ACQUIRE CASEY’S GENERAL STORES

ATD.A, ATD.B / TSX

Laval, Québec— September 30, 2010 – Alimentation Couche-Tard Inc. (“Couche-Tard”) today announced that it has allowed its tender offer to acquire all of the outstanding shares of Casey’s General Stores, Inc. (“Casey’s”) (NASDAQ: CASY) for $38.50 per share in cash to expire at 5:00 p.m., New York City time, on September 30, 2010. At the expiration of the offer, certain conditions to the offer had not been satisfied and Couche-Tard had not waived those conditions. No shares of common stock of Casey’s were purchased by Couche-Tard pursuant to the offer, and all tendered shares will be returned promptly.

Alain Bouchard, President and Chief Executive Officer of Couche-Tard, commented, “We sincerely appreciate the support we have received from our shareholders, as well as the support from many shareholders of Casey’s. From the beginning of this process, Couche-Tard demonstrated the seriousness of its interest in acquiring Casey’s, and we continue to believe that our fully-financed, $38.50 per share cash tender offer was the most attractive strategic alternative available to shareholders of Casey’s. However, we have decided not to continue to pursue our offer given the Casey’s Board’s repeated refusal to negotiate with us.”

“Couche-Tard approached this opportunity in a disciplined manner and our basic premise is always that a transaction must create value for our shareholders,” continued Mr. Bouchard. “We look forward to building upon our outstanding track record of delivering growth and value to our shareholders.”

About Alimentation Couche-Tard Inc.

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of company-operated stores. Couche-Tard’s network is comprised of 5,869 convenience stores, 4,141 of which include motor fuel dispensing, located in 11 large geographic markets, including eight in the United States covering 42 states and the District of Columbia, and three in Canada covering all ten provinces. More than 53,000 people are employed throughout Couche-Tard’s retail convenience network and service centers. For more information, please visit: http://www.couche-tard.com/corporate.

Forward-looking Statements

The statements set forth in this communication, which describes Couche-Tard’s objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements. Positive or negative verbs such as “plan”, “evaluate”, “estimate”, “believe” and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard’s actual results and the projections or expectations set forth in the forward-looking statements include the risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this communication is based on information available as of the date of the communication.

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Contacts:

Raymond Paré
Vice-President and Chief Financial Officer
Tel: (450) 662-6632 ext. 4607 investor.relations@couche-tard.com